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VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:     Chris Edwards; Irene Paik; Jeanne Bennett; Kevin Kuhar

Re:	Inari Medical, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed May 5, 2020

File No. 333-236568

Ladies and Gentlemen:

On behalf of our client, Inari Medical, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, please find enclosed a complete copy of Amendment No. 2 (“Amendment No. 2”) to the above-captioned Registration Statement on Form S-1 (the “Registration Statement”), which was filed with the Securities and Exchange Commission (the “Commission”) on the date hereof.

Amendment No. 2 reflects certain revisions to the Registration Statement on Form S-1 filed with the Commission on May 5, 2020 (the “Prior Filing”), in response to the comment letter from the staff of the Commission (the “Staff”) to William Hoffman, the Company’s Chief Executive Officer, dated May 12, 2020. The responses provided herein are based on information provided to Latham & Watkins LLP by the Company. For your convenience we are also providing by overnight delivery a courtesy package that includes copies of Amendment No. 2, marked to show changes against the Prior Filing, as well as copy of this letter.

The numbered paragraphs in italics below set forth the Staff’s comment together with the Company’s response thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

May 18, 2020

Amendment No. 1 to Form S-1 filed on May 5, 2020

Condensed Statements of Operations, page F-32

1.

Please revise the filing to present pro forma basic and diluted earnings per share for your latest interim period, March 31, 2020, similar to the presentation included on page F-4 for your fiscal year-end.

Response:

The Company acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on page F-32 of Amendment No. 2.

* * *

May 18, 2020

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me by telephone at (714) 755-8181 with any questions or further comments you may have regarding this submission or if you wish to discuss the above.

Sincerely,

/s/ B. Shayne Kennedy

B. Shayne Kennedy of LATHAM & WATKINS LLP

cc:	William Hoffman, Inari Medical, Inc.

Mitch Hill, Inari Medical, Inc.

B. Shayne Kennedy, Latham & Watkins LLP

J. Ross McAloon, Latham & Watkins LLP

Ilir Mujalovic, Shearman & Sterling LLP